Auto Parts 4Less Group, Inc.

106 West Mayflower Ave.

North Las Vegas, NV 89030

June 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Washington, D.C. 20549

Attention:	Scott Anderegg, Esq.

Re:	Auto Parts 4Less Group, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-262261
Initially Filed on January 20, 2022

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Auto Parts 4Less Group, Inc. (the “Company”), hereby respectfully requests the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-262261) together with all exhibits thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement because it has determined not to proceed with an offering at this time. The Company confirms that the Registration Statement has not been declared effective and that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

* * *

Please direct any questions or comments concerning this request for withdrawal to Kevin C. Timken of Michael Best & Friedrich, LLP at (801) 924-4124.

Many thanks.

/s/ Christopher Davenport

Christopher Davenport

Chief Executive Officer